Exhibit 2.2

FIRST AMENDMENT TO
SHARE PURCHASE AGREEMENT
THIS FIRST AMENDMENT TO THE SHARE PURCHASE AGREEMENT (this “Amendment”) is entered into effective as of this 15th day of December, 2016, by and among MALLINCKRODT CHEMICAL HOLDINGS (U.K.) LIMITED, a private limited company registered in England and Wales (the “Mallinckrodt UK”), MALLINCKRODT NETHERLANDS HOLDINGS B.V., a private company with limited liability formed under the laws of Netherlands (“Mallinckrodt Netherlands” and, together with Mallinckrodt UK, the “Sellers”), GLO Dutch Bidco B.V., a private company with limited liability formed under the laws of Netherlands (the “Netherlands Buyer”), and GLO US Bidco, LLC, a limited liability company formed under the laws of the state of Delaware (the “US Buyer” and, together with the Netherlands Buyer, the “Buyers”).
RECITALS
WHEREAS, the Sellers and the Buyers are parties to that certain Share Purchase Agreement, dated as of August 24, 2016 (the “Share Purchase Agreement”).
WHEREAS, Section 11.12 of the Share Purchase Agreement provides that any provision of the Share Purchase Agreement may be amended if such amendment is in writing and signed by the authorized representatives of all of the Parties.
WHEREAS, the Sellers and the Buyers desire to amend the Share Purchase Agreement for the first time in accordance with the terms of this Amendment.
NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants, representations, warranties, conditions, and agreements hereinafter expressed, the Parties agree as follows:
1.Defined Terms. All capitalized terms used in this Amendment and not otherwise defined shall have the meanings given to such terms in the Share Purchase Agreement.
2.Amendment to Article 1. Article 1 of the Share Purchase Agreement is hereby amended by adding the following definition in appropriate alphabetical order and, consequently, by renumbering all section references and corresponding schedule references (with respect to the new definition and all previously existing definitions). Article 1 and all other Sections and Articles of the Share Purchase Agreement are amended to adjust any and all cross references as a consequence of the addition of the following new definition and the renumbering of previously existing definitions:
““Separation Expenses” has the meaning set forth in Section 2.7(e).”
3.Amendment of Section 2.7. Section 2.7 of the Share Purchase Agreement is hereby amended by adding the following to the end of the Section:
“(e)    Prior to the Closing, the Sellers or their Affiliates have taken or will take, at the request of Buyers, commercially reasonable endeavors to hire (i) no more than seven (7) additional U.S. Transferred Employees and (ii) one (1) additional Non-U.S. Transferred Employee, in each case (x) related to the financial operations of the Transferred Subsidiaries and/or Indirect Subsidiaries and in line with the employment descriptions agreed to among the Parties, and (y) on terms and conditions of employment that are commensurate with employees at the same level and in similar roles as those employed by Sellers or their Affiliates. In so doing, the Sellers or their Affiliates may have incurred or may incur various bona-fide third party out-of-pocket costs and expenses and, if Closing does not occur, the Sellers or their Affiliates will incur severance related costs and expenses in connection with said additional Transferred Employees (collectively all said costs and expenses are “Separation Expenses”), including, but not limited to, bona-fide third party hiring costs, payroll expenses, salaries, expenses related to benefits, employee training and reasonable third party legal fees. If Closing does not occur, the Sellers shall not, and shall cause their respective Affiliates not to, agree to incur any severance related costs and expenses without the prior written approval of the Buyers (such approval not to be unreasonably withheld, conditioned or delayed); provided, however, that such approval of the Buyers shall not be required where such severance related costs and expenses are (A) in accordance with the terms of engagement of the relevant Employee, (B) in accordance with existing policies of Sellers or their respective Affiliates or (C) in line with the minimum severance related costs and expenses required to be paid to the relevant Employee in accordance with applicable Law. Within thirty (30) days after its receipt of an invoice (and copies of any third party invoices) from the Sellers, the Buyers shall reimburse the Sellers for the Separation Expenses incurred by the Sellers or their Affiliates, whether incurred before the Closing Date or within six months following either the Closing Date or the termination of this Agreement (whichever is the later). For the sake of clarity, the Parties acknowledge that all accrued Separation Expenses for which Sellers have not received reimbursement by Buyers pursuant to this Section 2.7(e) shall be taken into account through the Estimated Working Capital Adjustment and the

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Closing Working Capital Adjustment. Notwithstanding anything to the contrary in this Agreement, this Section 2.7(e) shall survive the Closing or termination of this Agreement.”
4.Share Purchase Agreement. The other terms and provisions of the Share Purchase Agreement shall not be affected by this Amendment, and the Share Purchase Agreement shall continue in full force and effect as amended hereby.
5.Counterparts. This Amendment may be executed in multiple counterparts, and in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.
6.Governing Law. This Amendment, shall be governed by, and construed in accordance with, the laws of the State of Delaware, United States of America, applicable to contracts to be carried out wholly within such State, without reference to its conflict of laws principles that might apply the law of another jurisdiction.
[Signatures on following pages]

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[Signature Page to Amendment Agreement]
IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed as of the date first above written.

BUYERS:

GLO DUTCH BIDCO B.V.

By:        /s/ Marc Hollander
Name:        Marc Hollander
Title:        Director

GLO US BIDCO, LLC

By:        /s/ Kate Briant
Name:        Kate Briant
Title:        Vice President

SELLERS:

MALLINCKRODT CHEMICAL HOLDINGS (U.K.) LIMITED

By:        /s/ C. Stephen Kriegh
Name:        C. Stephen Kriegh
Title:        Authorized Signatory

MALLINCKRODT NETHERLANDS HOLDINGS B.V.

By:        /s/ Robert T. Budenholzer
Name:        Robert T. Budenholzer
Title:        Authorized Representative

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